SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
PIONEER SOUTHWEST ENERGY PARTNERS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
72388B 106
(CUSIP Number)
Mark S. Berg
Pioneer Southwest Energy Partners L.P.
5205 N. O’Connor Blvd., Suite 200
Irving, Texas 75039
Tel: (972) 444-9001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 6, 2008
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

Common CUSIP No.	72388B 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Pioneer Natural Resources Company 75-2702753

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		20,521,200 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

20,521,200 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

20,521,200 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.4% of Common Units

14	TYPE OF REPORTING PERSON

CO – corporation
(1)      Pioneer Natural Resources USA, Inc. is the record owner of these Common Units. See Item 3.

Common CUSIP No.	72388B 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Pioneer Natural Resources USA, Inc. 75-2516853

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		20,521,200 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

20,521,200 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

20,521,200 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.4% of Common Units (2)

14	TYPE OF REPORTING PERSON

CO – corporation
(1)      Pioneer Natural Resources Company may be deemed to beneficially own these Common Units. See Item 3.

Item 1. Security and Issuer
     This schedule relates to the common units representing limited partner interests (the “Common Units”) of Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive offices at 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039.
Item 2. Identity and Background
(a)	Name of Persons Filing this Statement:
(1)	Pioneer Natural Resources Company, a Delaware corporation (“Pioneer”), is the parent of Pioneer USA.

(2)	Pioneer Natural Resources USA, Inc., a Delaware corporation (“Pioneer USA” and, together with Pioneer, the “Reporting Persons”), is a wholly-owned subsidiary of Pioneer and 100% owner of the general partner of the Issuer.
The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b)	Principal Business Address and Principal Office Address of Reporting Persons:
(1)	The principal business address and principal office address of the Reporting Persons is 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039.
(c)	Present Principal Occupation or Principal Business:
(1)	The principal business of Pioneer USA is oil and gas exploration and production.

(2)	The principal business of Pioneer is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

     Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information regarding the directors and executive officers of Pioneer and Pioneer USA (the “Listed Persons”) are as follows:

	Pioneer	Pioneer USA	Amount Beneficially
Name	Position	Position	Owned
Scott D. Sheffield	Chairman of the Board of Directors and Chief Executive Officer	None	12,000

Timothy L. Dove	President and Chief Operating Officer	President and Chief Operating Officer, Director	7,000

Mark S. Berg	Executive Vice President, General Counsel	Executive Vice President, General Counsel, Director	10,000

Chris J. Cheatwood	Executive Vice President, Geoscience	Executive Vice President, Geoscience, Director	5,000

Richard P. Dealy	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Director	20,000

William F. Hannes	Executive Vice President, Business Development	Executive Vice President, Business Development, Director	7,500

Danny L. Kellum	Executive Vice President, Domestic Operations	Executive Vice President, Domestic Operations, Director	0

David McManus	Executive Vice President, International Operations	Executive Vice President, International Operations	0

Jay P. Still	Executive Vice President, Domestic Operations	Executive Vice President, Domestic Operations, Director	0

Darin G. Holderness[1]	Vice President, Chief Accounting Officer	Vice President, Chief Accounting Officer	500

James R. Baroffio	Director. Independent businessman.	None	0

Edison C. Buchanan	Director. Director of the Trust for Public Land.	None	0

R. Hartwell Gardner	Director. Director and Chairman of the Investment Committee of Oil Investment Corporation, Ltd.	None	0

[1]	As of May 9, 2008, Mr. Holderness has resigned his position as an officer of Pioneer and Pioneer USA.

	Pioneer	Pioneer USA	Amount Beneficially
Name	Position	Position	Owned
Linda K. Lawson	Director. Independent businesswoman.	None	0

Andrew D. Lundquist	Director. Majority partner of Blue Water Strategies, LLC, Director of Coeur d’Alene Mines Corporation.	None	0

Charles E. Ramsey, Jr.	Director. Independent businessman.	None	0

Frank A. Risch	Director. Independent businessman.	None	0

Mark S. Sexton	Director. Independent businessman.	None	0

Robert A. Solberg	Director. Director of JDR Cable Systems, Ltd and Scorpion Offshore Ltd.	None	0

Jim A. Watson	Director. Senior Counsel at Carrington, Coleman, Sloman & Blumenthal, LLP.	None	0
     The principal business address and principal office address of the executive officers and directors listed above is 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039.
     The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of Pioneer and Pioneer USA, except as otherwise noted.
     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Each of the natural persons identified in this Item 2 is a U.S. citizen (other than Mr. McManus, who is a British citizen).

Item 3. Source and Amount of Funds or Other Consideration
     The Issuer was formed on June 19, 2007 as a Delaware limited partnership to own and acquire oil and gas assets in its area of operations through an operating company. Pioneer USA is the operator of the Issuer’s assets and the direct owner of the Issuer’s general partner and the Common Units reported herein. Pioneer is the indirect owner, through Pioneer USA, of the Issuer’s general partner and the Common Units reported herein.
     At the closing of the Issuer’s initial public offering of Common Units on May 6, 2008, Pioneer USA contributed a portion of its interest in the operating company to the Issuer in exchange for 20,521,200 Common Units, all in accordance with the Contribution Agreement, dated May 6, 2007, by and among the Issuer, the general partner of the Issuer and Pioneer USA. As a result of the transactions in connection with the Issuer’s initial public offering, the operating company is wholly-owned by the Issuer.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, financial and stock market conditions and other future developments.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) Although Pioneer has no obligation to sell assets to the Issuer following its initial public offering, and the Issuer has no obligation to purchase from Pioneer any additional assets, Pioneer has informed the Issuer that it intends to offer to the Issuer in 2008 and periodically thereafter the opportunity to purchase from Pioneer oil and gas assets in the Issuer’s area of operations, particularly in the Spraberry field. In the event the Issuer purchases assets from Pioneer or its affiliates, the Issuer may issue additional securities to Pioneer and its affiliates or in connection with any financing obtained in connection with such transactions.
     In connection with the initial public offering of the Issuer, Pioneer and Pioneer USA entered into lock-up agreements pursuant to which Pioneer and Pioneer USA have agreed that they will not dispose of or hedge the Common Units for a period of 180 days, as more fully described in the Registration Statement on Form S-1 for Pioneer Southwest Energy Partners L.P. (File No. 333-144868).
     (b) None.
     (c) None.
     (d) None.
     (e) The Reporting Persons, as direct and indirect owners of the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
(a)	(1)	Pioneer USA is the record and beneficial owner of an aggregate of 20,521,200 Common Units, representing 68.4% of the Common Units.

	(2)	Pioneer does not directly own any units. In its capacity as the 100% owner of Pioneer USA, Pioneer may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of an aggregate of 20,521,200 Common Units, representing 68.4% of the Common Units.

	(3)	The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

	(4)	Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the individuals named in Item 2 of this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the individuals named in Item 2 of this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Item 2.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. The executive officers and members of the board of directors of Pioneer USA, who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Units owned by Pioneer USA, subject to certain exceptions.
     (c) None of the Reporting Persons, or to the Reporting Person’s knowledge, the Listed Persons has effected transactions in the Common Units in the past sixty days, other than with respect to the Common Units reported herein (including the Common Units listed opposite certain Listed Persons’ name in Item 2 hereof, which were acquired under the directed unit program in connection with the Issuer’s initial public offering).
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Item 2 for the information applicable to the Listed Persons. Except for the foregoing and the cash distributions as described in the Issuer Partnership Agreement (as defined below), no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), contains various provisions with respect to the Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.
     In connection with the initial public offering of the Issuer, Pioneer and Pioneer USA entered into lock-up agreements pursuant to which Pioneer and Pioneer USA have agreed that they will not dispose of or hedge the Common Units for a period of 180 days, as more fully described in the Registration Statement on Form S-1 for Pioneer Southwest Energy Partners L.P. (File No. 333-144868).
Item 7. Material to Be Filed as Exhibits

Exhibit 4.1:	First Amended and Restated Limited Partnership Agreement of Pioneer Southwest Energy Partners L.P., dated as of May 6, 2008 (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-34032) filed with the Commission on May 9, 2008).

Exhibit 10.1:	Registration Statement on Form S-1 for Pioneer Southwest Energy Partners L.P. (File No. 333-144868) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated May 15, 2008.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2008	PIONEER NATURAL RESOURCES COMPANY
	By:	/s/ Richard P. Dealy
	Name:	Richard P. Dealy, Executive Vice President
and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2008	PIONEER NATURAL RESOURCES USA, INC.
	By:	/s/ Richard P. Dealy
	Name:	Richard P. Dealy, Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit 4.1:	First Amended and Restated Limited Partnership Agreement of Pioneer Southwest Energy Partners L.P., dated as of May 6, 2008 (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-34032) filed with the Commission on May 9, 2008).

Exhibit 10.1:	Registration Statement on Form S-1 for Pioneer Southwest Energy Partners L.P. (File No. 333-144868) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated May 15, 2008.